United States Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

Washington, D.C. 20549

VIA EDGAR

Wednesday, 25 February 2026

Response to Comments of the Staff of the Division of Corporation Finance

Registration Statement on Form 10

Filed December 31, 2025

File No. 000-51048

Dear Sir or Madam,

On behalf of HyOrc Corporation (the “Company”), we hereby respond to the comments of the Staff of the Division of Corporation Finance (the “Staff”) set forth in the Staff’s letter dated February 18, 2026 (the “Comment Letter”) relating to the above-referenced Registration Statement on Form 10.

Concurrently with this letter, the Company is filing an Amendment to the Registration Statement (the “Amended Form 10”), which reflects revisions made in response to the Staff’s comments. For the Staff’s convenience, each comment is reproduced below in bold, followed by the Company’s response.

Comment 1:

Please revise to state clearly here and on page 14, if true, that you are not currently generating revenue under the Joint Venture Agreement with Start Lda and that Phase 1 of the project may not be operational until July 2026 or later.

Response:

The Company has revised the disclosure on pages 4 and 14 of the Amended Form 10 to clarify that (i) the Company is not currently generating revenue under the Joint Venture Agreement with Start Lda and (ii) Phase 1 of the green methanol pilot facility may not become operational until July 2026 or later, subject to customary development risks including permitting, financing, equipment delivery, installation and commissioning.

Comment 2:

Please revise your disclosure to clarify that you do not operate facilities in India but instead conduct limited operations through services provided by Vaigunth Enertek, and further clarify the nature of your partnership, including whether the arrangement is covered by an agreement.

Response:

The Company has revised the disclosure in Item 3 – Properties to clarify that it does not own, lease, or operate facilities in India. The Amended Form 10 now explains that engineering, fabrication, prototyping, and related services are performed by Vaigunth Enertek, an independent third-party service provider, pursuant to a services agreement. The revised disclosure clarifies that the Company does not control Vaigunth Enertek’s facilities or operations and does not hold any ownership interest therein.

Comment 3:

Staff Comment

Item 15. Financial Statements and Exhibits (b) Exhibits 5.0 - Audited Financial Statements for 2023 & 2024, page 23

Your disclosure of the purchase price allocation on page 18 of the exhibit indicates that substantially all of the fair value of the gross assets acquired is concentrated in customer relationship, a single identifiable asset, or group of similar identifiable assets. Please tell us your consideration of the screen test provided in paragraphs ASC 805-10-55-5A through 55-5C in determining that ASPZ (now HyOrc) could be deemed a business.

Company Response

The Company respectfully advises the Staff that it evaluated the acquired set in accordance with ASC 805-10-55-3A through 55-9, including application of the optional concentration (screen) test under ASC 805-10-55-5A through 55-5C.

ASC Framework

ASC 805-10-55-5A provides that if substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or group of similar identifiable assets, the acquired set is not a business.

ASC 805-10-55-5B and 55-5C provide guidance for determining:

●	What constitutes a single identifiable asset
●	What constitutes a group of similar identifiable assets
●	Whether identifiable assets are similar in nature and risk characteristics

Evaluation of Gross Assets

Management evaluated the fair value of the gross assets acquired as of the acquisition date in accordance with ASC 805-10-55-5A.

The gross assets acquired consisted of:

●	Customer relationship intangible assets
●	Development-stage mineral project interests
●	Contractual rights and negotiation positions
●	Technical due diligence and feasibility documentation
●	Organizational infrastructure
●	Operational know-how and proprietary evaluation methodologies

Although a significant portion of the purchase price allocation was attributed to customer relationship intangible assets, management determined that substantially all of the fair value was not concentrated in a single identifiable asset or group of similar identifiable assets.

Determination That Assets Were Not Similar

In evaluating similarity under ASC 805-10-55-5B through 55-5C, management considered the nature and risk characteristics of each asset category.

The Company concluded that:

●	Customer relationship intangible assets represent rights to economic benefits derived from established counterparties and are subject primarily to counterparty and market demand risk.
●	Development-stage mineral project interests represent rights in underlying mineral opportunities subject to geological, regulatory, permitting, and commodity price risk.
●	Contractual negotiation rights represent legally enforceable strategic positions distinct from customer-related assets.
●	Technical documentation and feasibility analyses represent structured intellectual capital used in project evaluation.
●	Organizational infrastructure and operational know-how reflect embedded capabilities and structured operational methodologies.

These assets differ in their economic characteristics, risk exposure, and function. Accordingly, they do not constitute a single identifiable asset or a group of similar identifiable assets within the meaning of ASC 805-10-55-5B and 55-5C.

Based on this analysis, management concluded that the optional concentration test in ASC 805-10-55-5A was not met. Therefore, further evaluation under the business definition guidance was required.

Staff Comment

Item 15. Financial Statements and Exhibits (b) Exhibits 5.0 - Audited Financial Statements for 2023 & 2024, page 23

You state that ASPZ pursued mineral-related initiatives and the performance of due diligence and evaluation activities constituted substantive processes essential to developing a revenue-generating operation. Please describe your business inputs and substantive process in greater detail. Tell us whether your process includes employees that form an organized workforce with the necessary skills, knowledge or experience to perform the process. Refer to ASC 805-10-55-5D

Company Response

The Company respectfully advises the Staff that, having concluded the screen test was not met, it evaluated whether the acquired set met the definition of a business under ASC 805-10-55-3A through 55-9.

ASC Framework

ASC 805-10-55-3A defines a business as an integrated set of activities and assets that includes, at a minimum:

●	An input; and
●	A substantive process that together significantly contribute to the ability to create outputs.

ASC 805-10-55-4 clarifies that outputs are not required for a set to qualify as a business.

ASC 805-10-55-5 through 55-6 and 55-8 through 55-9 provide guidance on evaluating whether a process is substantive, particularly when a set does not yet have outputs.

ASC 805-10-55-5D states that when a set does not have outputs, a substantive process generally requires an organized workforce with the necessary skills, knowledge, or experience to perform the process.

Identified Inputs

At the acquisition date, ASPZ possessed the following inputs:

●	Development-stage mineral project interests
●	Geological studies and technical evaluation reports
●	Economic feasibility models
●	Contractual rights and negotiation positions
●	Strategic development plans
●	Capital resources allocated to advancing mineral-related opportunities

These inputs are consistent with the examples in ASC 805-10-55-4, which include intellectual property, rights, and other economic resources capable of generating outputs when combined with processes.

Substantive Processes

ASPZ’s processes were structured and ongoing and included:

●	Technical evaluation of mineral opportunities
●	Resource assessment and geological analysis
●	Economic feasibility modeling and capital allocation analysis
●	Negotiation of development arrangements
●	Strategic planning activities designed to advance projects toward potential revenue generation

Management determined that these processes were substantive because they:

●	Required specialized technical and financial expertise
●	Involved structured analytical methodologies
●	Were directed toward converting mineral interests into revenue-producing operations
●	Were critical to advancing the development-stage initiatives

These activities were not administrative or clerical in nature but instead constituted essential value-generating processes.

Organized Workforce

At the acquisition date, ASPZ utilized personnel with relevant experience in mineral project evaluation, financial modeling, and strategic development.

These individuals:

●	Performed the technical and financial analyses described above
●	Conducted due diligence and evaluation activities
●	Participated in negotiation and strategic planning efforts

Management concluded that these individuals constituted an organized workforce possessing the necessary knowledge and experience to perform the substantive processes described above, as contemplated by ASC 805-10-55-5D.

Conclusion

Based on:

●	The presence of identifiable inputs;
●	The existence of substantive processes applied to those inputs; and
●	The presence of an organized workforce performing those processes;

The Company concluded that the acquired set met the definition of a business under ASC 805-10-55-3A and that business combination accounting was appropriate.

Comment 4:

Please revise your filing to provide the results of operations and cash flow discussions for the interim period ended September 30, 2025 in the MD&A section pursuant to Item 303 of Regulation S-K.

Response:

The Company has revised Item 2 – Management’s Discussion and Analysis in the Amended Form 10 to include a discussion of results of operations, liquidity, and cash flows for the nine months and three months ended September 30, 2025, including comparative analysis to the corresponding 2024 periods, in compliance with Item 303 of Regulation S-K.

The Company respectfully submits that the revisions contained in the Amended Form 10 address the Staff’s comments. We appreciate the Staff’s time and attention in reviewing the Registration Statement.

If you have any further questions or comments, please do not hesitate to contact the undersigned.

Sincerely,

/s/ K. Reginald Fubara

K. Reginald Fubara

Chief Executive Officer

HyOrc Corporation